To our loyal sasscriber, *|Default Address: First Name|*,

We're entering a very exciting time for Smartass & Sass, and as one of our most valued sassholes, I want to personally tell you about our big news AND extend an invitation to take our relationship to the next level. (It's totally appropriate, I promise!)

It's been 5 amazing and successful years being the Smartass & Sass you've always known, but because of the support from people like you, we're ready to raise the stakes and really spread our wings. We're launching our first round of investment funding and have the awesome option of extending that investment opportunity to our friends and family—that's you, sassy friend.

Investors in this round get to stake a claim in owning Smartass & Sass stock. Not only that, but early investors get a shit-ton of perks! I'd love it if you checked it out, and if you are interested, I urge you to get in with all of the early-bird benefits!

The funds we raise will go directly toward furthering our goals, like launching new sales channels, diversifying and enhancing our marketing (can we land our own social media influencer?! #hope #dreambig), growing our team, and (shhh!!) developing our very own product line for brick and mortar stores and other subscription boxes.

Thanks again for being one of our sassy soulmates and biggest supporters.
We wouldn't be here without you!

Carpe the fucking diem!

Abby Bartholomew, HBIC & Co-Founder

Learn more about our Round!

sassysub.com/invest

P.S. Here's some official legalese "they" require me to add to this letter!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

P.P.S. As a thank you, please enjoy this coupon for 50% off your next shop order*!
50% off your entire purchase | Code: *|discount code|*
**Excludes secret shop and subscription items*

To our loyal subscriber First name ,

We're entering a very exciting time for Smartass & Sass, and as one of our most valued sassholes, **I want to personally tell you about our big news AND extend an invitation to take our relationship to the next level.** (It's totally appropriate, I promise!)

It's been 5 amazing and successful years being the Smartass & Sass you've always known, but because of the support from people like you, we're ready to raise the stakes and really spread our wings. **We're launching our first round of investment funding and have the awesome option of extending that investment opportunity to our friends and family—that's you, sassy friend.**

Investors in this round get to stake a claim in owning Smartass & Sass stock. Not only that, but early investors get a shit-ton of perks! **I'd love it if you checked it out, and if you are interested, I urge you to get in with all of the early-bird benefits!**

The funds we raise will go directly toward furthering our goals, like launching new sales channels, diversifying and enhancing our marketing (can we land our own social media influencer?! #hope #dreambig), growing our team, and (shhh!!) developing our very own product line for brick and mortar stores and other subscription boxes.

Thanks again for being one of our sassy soulmates and biggest supporters. We wouldn't be here without you!

Learn more about our Round (& some SWEET perks!)

Carpe the fucking diem!

Abby

HBIC & Co-Founder

P.S. Here's some official legalese "they" require me to add to this letter!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

P.P.S. As a thank you, please enjoy this coupon for 50% off your next shop order*!

50% off your entire purchase | Code:

WF Discount Code / if a code doesn't appear here, hit reply and we'll troubleshoot!

**Excludes secret shop and subscription items*

SMARTASS & SASS

800 P ST, STE 300
LINCOLN, NE 68508, United States

Smartass & Sass
102 followers
6d •

💥pew pew pew💥 We have our finger guns out—cuz this is kind of a big deal!!!

We're entering our first round of investment fundraising and the exciting news is YOU can be a part (neigh, an owner!) of our success. Join us for the journey as we ramp up for some super exciting times ahead.

gasp will you see S&S in brick and mortar stores soon? MAYBE! 🤔

Check out our Wefunder investment campaign to see how you can be a proud stock owner of S&S and help us test these new adventurous waters!*

Learn more here: https://lnkd.in/gAqs6kgd

Only 2 weeks left in our friends and family—that's you!—round. Get in on these awesome early bird investment deals and grab yourself some snarky perks!

#sassyAF #success #wefunder #raisingfunds #subscriptionboxes #investmentopportunity #investorswanted

*Apparently, there is legalese for everything these days. Here's ours for this situation:
Testing the waters legal disclosure—We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Abby Bartholomew
May 9 at 2:09 PM ·

The last 5+ years at Smartass & Sass have been an incredible, wild ride—and we are gearing up for our next big adventure! 🙌

We're launching a Community Round of investment fundraising and the awesome thing about it is that anyone can be a part (neigh, an owner!) of our success. Join us for the journey as we ramp up for some super exciting times ahead.

Check out our Wefunder investment campaign to see how you can be a proud future stock owner of S&S and help us test these new adventurous waters!*
Learn more here: https://sassysub.com/invest

We only have 2 weeks left in our friends and family round, and then we'll go live to the public. Get in on these awesome early bird investment deals and grab yourself some snarky perks!
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

*Here's some legalese they require us to mention 🙂
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


INVEST IN
SMARTASS & SASS®
Actuals
Projections
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~



Abby Bartholomew <abbybartholomew@gmail.com> 10:16 AM (0 minutes ago)

to Nicole

Hey, lady!

I have some exciting news to share—we're going to be launching a "Community Round" on Wefunder, to raise capital for Smartass & Sass. Eep!

We're now looking for investors and I thought of you. The awesome part of the platform we are using is that anyone can invest in S&S for as little as $100. The terms are outlined in the link below, and there's a section at the bottom of the page that explains how the investments work.

Right now we are collecting Reservations to invest, but once all of our financials are reviewed and our legal documents are filed, investors will have an opportunity to confirm or edit their reservation.

Here's the page: https://wefunder.com/smartass.and.sass

Even if you're not interested in investing right now, I'd appreciate any feedback or suggestions you might have on our campaign. And if you think of someone else in your network who may want to grow their money in a startup and who you think would be a good fit based on what we're building, please let me know.

Thanks for always believing in me!

Abby

P.S. Here's some official legalese :)
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

9

Holy sh*t!


55 INVESTORS
in our first week
of pre-launch!

Abby Bartholomew on May 13
HBIC | CEO & Co-Founder @ Smartass & Sass

Tisa Coatney, Mikayla Knoell, Anh McClure, and 6 others

8

6

2x our goal & and early launch!


We hit 2x our
pre-launch goal
AND we
launched early!



Abby Bartholomew on May 19

HBIC | CEO & Co-Founder @ Smartass & Sass

James Ward, Lindsey H, Katrina Tharin, and 5 others

SMARTASS & SASS

Holy sh*t!



Abby Bartholomew on May 13

This week we shared our Community Round with friends, family, and our top customers and we are blown away by the support we've received. You gals and guys are effing wonderful. 🥺

We already have 55 investors who delight in our sarcasm and believe in our team of sassholes, and we still have 9 days til our official launch!

Thank you so much from our entire team. We can't wait to show you what we have in store 😉

Abby, HBIC & Co-Founder

P.S. Check out our recent feature on The Judgies Podcast! (hint: we're featured around 52:30)

Liked by Tisa Coatney, Mikayla Knoell, Anh McClure, and 6 others

SMARTASS & SASS

2x our goal & and early launch!



Abby Bartholomew on May 19

You. GUYS.

We set out with an initial pre-launch goal of $50,000 and gave ourselves until May 23rd to hit it, and with your help we surpassed that over a week early! THEN... you guys doubled down—literally—and a few days later we have hit 2x that goal. Holy forking shirtballs! *(<--that's a reference to The Good Place, and if you haven't watched it you should!)*

We decided to officially launch early, so we are now LIVE on the Wefunder platform and were featured in their newsletter this morning! ✨

This whirlwind is happening faster than we dreamed, and we are so thankful and excited. Stay tuned for more updates and news from the sass squad!🎉

Abby, HBIC & Co-Founder

Liked by James Ward, Lindsey H, Katrina Tharin, and 5 others

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.